NEW EXPLORATION TEAM AT JERRITT CANYON STARTS WITH A BANG

Vancouver, BC – September 7, 2010 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce the first assay results from its 2010 Smith Mine underground exploration drilling at its wholly-owned gold production Jerritt Canyon property in Nevada, USA. Jerritt Canyon is operated by Queenstake Resources USA Ltd., (“Queenstake”) a wholly owned subsidiary of Yukon-Nevada Gold Corp. (“YNG” or the “Company”).

Drilling from underground at the Smith Mine, by the new exploration team of William Hofer, Chief Geologist, and Laura Symmes, Geologist, at the Jerritt Canyon Mine has identified new gold mineralization beyond the previously modeled resource boundaries. Drill hole number SMI-LX-750 referenced in this release was drilled from July 12 to July 30, 2010 and is shown on the accompanying map which can be found on our website here: http://www.yukon-nevadagold.com/i/pdf/NR_27_2010_SMI-LX-750.pdf. The finalized assay report for this drill hole was received on August 30, 2010.

The ongoing 2010 underground exploration program is focusing on the Smith and SSX-Steer underground mine areas and consists of twelve NQ2 diameter drill holes totaling 15,500 feet. This drill program is testing favorable ore controlling structures proximal to the existing underground workings and is intended to expand and up-grade existing resources outlined in the most recent NI 43-101 report published in 2008. In addition, the goal of the 2010 underground drilling program is to add resources that are not included in the current Smith Mine 4-year Life of Mine plan.

The first three drill holes of the exploration drilling plan test the southeasterly extension of the previously productive Zone 3 structure at the Smith Mine along an approximate 600 feet of linear strike distance. Table 1 lists assays received for the first drill hole number SMI-LX-750 and the status of the other adjacent two drill holes (SMI-LX-751 and SMI-LX-752). The three recently completed drill holes are part of a horizontal drill fan with an approximate drill hole spacing of 150 feet from each other. These three recently completed diamond drill holes have tested ground containing older surface reverse circulation (RC) drill holes that contained intercepts with lower grade Au mineralization. Of particular interest are ore grade intercepts in drill hole number SMI-LX-750 from 537.0 to 552.0 feet totaling 15.0 feet averaging 0.214 opt Au, and from 576.0 to 599.0 feet totaling 23.0 feet averaging 0.324 opt Au.

Table 1. Underground exploration drill hole assays from Zone 3 of the Smith Mine received on August 30, 2010

Hole ID	Total Depth (ft)	From (ft)	To (ft)	Interval (ft)	Au (opt)
SMI-LX-750	978.0	537.0	552.0	15.0	0.214
SMI-LX-750	978.0	576.0	599.0	23.0	0.324
SMI-LX-750	978.0	627.0	635.0	8.0	0.764
SMI-LX-751	1,159.0	-	-	-	Assays in Progress
SMI-LX-752	1,309.0	-	-	-	Logging and Sampling in Progress

Note that the drill intercepts reported above are not included in the data used in the April 16, 2008 NI 43-101 resource. The diamond drill is currently moving to a new drill station in the Smith Mine in order to conduct resource conversion drilling.

Assays from underground exploration holes reported in this news release were performed by ALS Laboratory Group in Reno, Nevada, using standard fire assay techniques. Intercepts are reported as drilled. True widths have not yet been calculated; given the geometry of mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling has been completed. The company’s Quality Assurance and Quality Control protocols are available in the Company’s NI 43-101 Technical Report dated April 16, 2008 and is available on www.sedar.com and on our website: http://www.yukon-nevadagold.com/s/JerrittCanyon.asp?ReportID=195388.

The information in this news release was compiled by Mr. William Hofer, Chief Geologist, and Laura Symmes, Geologist, at the Jerritt Canyon Mine. This news release was reviewed and approved by the Company’s Vice President of Exploration, Todd Johnson, M.Sc., the Qualified Person for purposes of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmortiz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com www.chfir.com

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.